UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of JIADE LIMITED’s Annual General Meeting of Shareholders

At an annual general meeting of shareholders (the “Meeting”) of JIADE LIMITED (the “Company”) held on May 4, 2026, at 9:30 a.m., Eastern Time, the shareholders of the Company approved and adopted the resolutions authorizing the following:

1.

The shareholders were asked to consider and, if thought fit, separately pass the following ordinary resolutions for the re-election of the Company’s current directors:

RESOLVED, BY ORDINARY RESOLUTION, that Yuan Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Xiaohui Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Shuang Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Yi Chen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company; and

RESOLVED, BY ORDINARY RESOLUTION, that Shang Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

A total of 264,863,662 votes, representing 99.51% of the votes exercisable as of April 21, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Yuan Li	264,850,694	12,968	0
Re-election of Xiaohui Li	264,850,694	12,968	0
Re-election of Shuang Qiu	264,850,694	12,968	0
Re-election of Yi Chen	264,850,694	12,968	0
Re-election of Shang Wu	264,850,694	12,968	0

2.	RESOLVED, BY ORDINARY RESOLUTION, that the appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 be approved, ratified and confirmed (the “Auditor Appointment”).

A total of 264,863,662 votes, representing 99.51% of the votes exercisable as of April 21, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Auditor Appointment	264,851,538	12,124	0

3.	RESOLVED, BY ORDINARY RESOLUTION, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i. all issued and unissued Class A ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class A Ordinary Shares”), issued and unissued Class B ordinary shares of a par value of US$0.0025 each in the Company's share capital (the “Class B Ordinary Shares”), and issued and unissued preference shares of a par value of US$0.0025 each in the Company's share capital (the “Preference Shares,” and together with the Class A Ordinary Shares and Class B Ordinary Shares, the “Shares”) to be consolidated on the date to be further determined by the Board and at a ratio of not less than 1-for-2 and not more than 1-for-100, with the specific ratio to be fixed within this range by the Board in its sole discretion without further shareholder approval (the “Consolidation Ratio”), whereby every 2-100 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, (ii) Class B Ordinary Share, and (iii) Preference Share shall be consolidated into (i) one Class A ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), (ii) one Class B ordinary share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), and (iii) one preference share of a par value of US$0.005 to US$0.25 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “Share Consolidation”), so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

a.	FROM US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each consisting of (a) 15,800,000 Class A Ordinary Shares, (b) 3,000,000 Class B Ordinary Shares, and (c) 1,200,000 Preference Shares;

b.	TO US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.025 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each;

ii. no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, and the total number of Shares to be received by such Shareholder be rounded up to the next whole Share; and

(b)	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion;

A total of 264,863,662 votes, representing 99.51% of the votes exercisable as of April 21, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Share Consolidation	264,839,901	23,761	0

4. RESOLVED, BY SPECIAL RESOLUTION, that:

(a)	following the effectiveness of the Share Consolidation, the authorised share capital of the Company be increased from US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each to an aggregate of (i) US$50,000 divided into a range of between 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Directors), respectively, consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each; and (ii) US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each (the "Increase in Authorised Share Capital"); the authorized share capital of the Company be increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each (the “Ordinary Shares”); and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 5,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 100,000,000 preference shares of a par value of US$0.0001 each, by the creation of an additional 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”), and (c) 30,000,000 preference shares of a par value of US$0.0001 each (the “Preference Shares”) (the “Increase in Authorized Share Capital”); and each Class A Ordinary Share, Class B Ordinary Share and Preference Share shall have such rights and restrictions as set out in the Second M&A (as defined below);

(b)	immediately following the Increase in Authorised Share Capital, and depending on the Consolidation Ratio determined by the Board, there shall be (a) an aggregate of 13,728 to 686,357 Class A ordinary shares of a par value of US$0.000025 each issued to all the existing holders of the Class A Ordinary Shares and each holder will be issued such shares pro-rata to the existing shareholding ratio of the Company; and (b) an aggregate of approximately 29,421 to 1,471,042 Class B ordinary shares of a par value of US$0.000025 each issued to JD LIYUAN LIMITED (the "Issuance of Shares");

(c)	immediately following the Issuance of Shares, 13,728 to 686,357 issued Class A ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board), and 29,421 to 1,471,042 issued Class B ordinary shares of a par value of US$0.50 each (depending on the Consolidation Ratio determined by the Board) (the "Issued Shares") in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issuance of Shares, and the Issued Shares be cancelled simultaneously upon the repurchase (the "Repurchase of Shares");

(d)	immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of 200,000 to 10,000,000 ordinary shares of a par value of US$0.25 to US$0.005 each (depending on the Consolidation Ratio determined by the Board) consisting of (a) 158,000 to 7,900,000 Class A ordinary shares of a par value of US$0.25 to US$0.005 each, (b) 30,000 to 1,500,000 Class B ordinary shares of a par value of US$0.25 to US$0.005 each, and (c) 12,000 to 600,000 preference shares of a par value of US$0.25 to US$0.005 each (the "Cancellation of Shares");

(e)	immediately following the Cancellation of Shares, the authorised share capital of the Company be US$50,000 divided into 2,000,000,000 shares of a par value of US$0.000025 each, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of US$0.000025 each, (b) 10,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (c) 1,200,000 preference shares of a par value of US$0.000025 each (the “Change of Authorized Share Capital”).

A total of 264,863,662 votes, representing 99.51% of the votes exercisable as of April 21, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Change of Authorized Share Capital	264,839,127	24,535	0

5. RESOLVED, BY SPECIAL RESOLUTION, that, subject to and immediately following the Share Consolidation and the Change of Authorized Share Capital being effected:

(a)	the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 May 2025 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the "Third M&A"), pursuant to which the voting power of each Class B ordinary share shall be changed from fifty (50) votes for each Class B ordinary share of par value of US$0.000025 each to ninety (90) votes for each Class B ordinary share of par value of US$0.000025 each (“Adoption of the Third M&A”); and

(b)	all or any of the rights attached to any Class A ordinary shares and Class B ordinary shares be varied and and modified as a modified as a result of the Adoption of the Third M&A.

A total of 264,863,662 votes, representing 99.51% of the votes exercisable as of April 21, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Adoption of the Third M&A	264,850,539	13,123	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: May 6, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer